Exhibit – 99.1

Rediff.com appoints Swasti Bhowmick as Chief Financial Officer

Mumbai, India, February 29, 2012

Rediff.com India Ltd. (Nasdaq:REDF), the premier online provider of news, information, communication, entertainment and ecommerce services worldwide, announced the appointment of Swasti Bhowmick as their Chief Financial Officer.

As CFO of Rediff.com, Swasti will oversee all global finance functions and have direct responsibility for leading all corporate accounting, tax, investor relations and treasury activities and will report to company CEO Ajit Balakrishnan. He replaces Jayesh Sanghrajka.

Swasti joins Rediff.com from Tata TeleServices Ltd. where he helped and created the Finance Transformation Roadmap. He has over 20 years of experience in Sales Accounting, Cost Management, MIS, Budgeting, Credit Control, Operations Finance in IT/Telecom including managing start ups and established FMCG brands.

Swasti is a Chartered Accountant and a Cost Accountant. He also holds an Executive MBA from Indian Institute of Management, Calcutta.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com